AB 9/4

[redacted]

SEC Mail Processing Section

AUG 28 2008

Washington, DC 100

SEC 08032545 SSION

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SEC FILE NUMBER
8- 47749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2805 Veterans Highway
(No. and Street)

Ronkonkoma (City) New York (State) 11779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert DelVecchio 631-234-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 Burt Drive (Address) Deer Park (City), New York (State) 11729 (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert DelVecchio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockington Securities, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres / COO
Title

Notary Public

VERNON L. SLAVEN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
REG. #4862895
MY COMM. EXP. JUNE 23, 2010

8/25/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROCKINGTON SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2008

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Board of Directors of
Brockington Securities, Inc.
Ronkonkoma, New York

Gentlemen:

I have audited the balance sheet of Brockington Securities, Inc. as of June 30, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brockington Securities, Inc. as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United states of America and the rules of the Securities and Exchanges Commission.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, C.P.A.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
August 18, 2008

BROCKINGTON SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2008

ASSETS

Current Assets:	
Cash and cash equivalents	$ 71,715
Due from clearing broker -	153,527
Marketable securities	466,957
Securities owned not readily marketable	99,229
Convertible notes receivable-related party	193,000
Loan receivable related party	37,000
Due from stockholder	191,557
Property plant & equipment, net of depreciation of (78,655)	0
Other assets	16,528
	$1,229,513

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 216,519
Line of credit payable	61,313
Taxes payable	41,109
	318,941
Stockholders' Equity:	
Common Stock, no par Value, 1500 shares authorized, 750 shares issued and outstanding	238,305
Additional Paid in Capital	305,863
Retained Earnings	566,459
	1,110,627
Less: treasury stock, at cost	(200,055)
	910,572
	$1,229,513

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2008

Revenue:	
Commission income	$ 477,115
Investment banking fee	912,199
Trading income	55,731
Other income	33,627
Interest Income	4,061
	1,482,733
Expenses:	
Trading expenses	82,023
Regulatory fees	20,233
Salaries	686,169
Payroll taxes	38,308
Employee benefits	176,154
Communication	29,115
Commissions	125,293
Interest	7,440
Professional fees	72,736
Office	17,747
Rent	30,233
Insurance	10,324
Miscellaneous	11,770
Travel and entertainment	71,104
Auto expense	35,716
Deprecation	1,300
	1,415,665
Net income	67,068
Taxes on income:	
State income taxes	4,088
Federal income taxes	13,429
	17,517
Net operating income	$ 49,551

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2008

Cash Flows from Operating Activities:	
Net Profit	$ 49,551
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation and Amortization	1,300
Due from broker	56,097
Marketable securities	(71,401)
Non-marketable securities	2,373
Prepaid expenses	1,351
Accounts payable	175,640
Net cash provided by operating activities	214,911
Cash Flows from Investing Activities:	
Purchase of property & equipment	(1,199)
Payment for convertible notes	(50,000)
Loans to related party	13,050
Net cash provided by financing activities	(38,149)
Cash Flows from Financing Activities:	
Reduction in line of credit	(1,760)
Increase in due from stockholder	(244,534)
Increase in paid in capital	110,000
Net cash used in financing activities	(136,294)
Net Increase in Cash	40,468
Cash Balance Beginning	31,247
Cash Balance Ending	$ 71,715

BROCKINGTON SECURITIES, INC.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED JUNE 30, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock
Beginning Balance	$238,305	$195,863	$516,908	$(200,055)
Capital Contribution	-	110,000	-	-
Net Profit	-	-	49,551	-
Ending Balance	$238,305	$305,863	$566,459	$(200,055)

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2008

NOTE 1 - ORGANIZATION

Brockington Securities, Inc. (The Company), a Delaware corporation, was formed in 1994. The company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through another broker on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards no. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes.

REVENUE RECOGNITION

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157, with limited exceptions, is effective for financial statements issued for fiscal years beginning after November, 2007. The chief financial officer is in the process of evaluating the impact of the application of SFAS 157 on the Company and does not expect the adoption to have a material impact on the Company's financial statements.

BROCKINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2008

NOTE 2 - CONTINGENT LIABILITIES:

Under an agreement with its clearing broker the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers, until actual and complete payment has been received by the clearing broker.
-The Company is contingently liable for a settlement agreement signed by the Company's owner.

NOTE 3 - DUE FROM CLEARING BROKER

Amounts due from clearing brokers at June 30, 2008, consist of the following:

Cash deposits	$ 100,422
Commission revenue	53,105
	$ 153,527

NOTE 4 - CONVERTIBLE NOTES RECEIVABLE - RELATED PARTY

The company purchased notes receivable from Assured Pharmacy, Inc. a related party, as follows:

Date of Purchase	Principal
October 30, 2006	$ 50,000
April 19, 2007	93,000
November 19, 2007	100,000
Repayments	50,000
	$193,000

The notes are due in one year and can be extended for an additional year, upon mutual consent. The notes are unsecured and bear interest at 12% per year payable monthly. Pursuant to the terms of the agreement, the company has a continuing conversion right during the term to convert all or a portion of the then outstanding amount of notes into a number of shares determined at a conversion price equal to the rolling seven trading day weighted average closing bid price for the stock. The conversion price shall not be less than $.40 or more than $.80 per share.

The stockholder of the company is the chief Executive officer of Assured and the company is a stockholder of Assured.

BROCKINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2008

NOTE 5 - LOAN RECEIVABLE RELATED PARTY

The loan amounting to $37,000 was made October 25, 2007 to a company partially owned by a stockholder of the company. The loan is unsecured and does not bear interest.

NOTE 6 - DUE FROM STOCKHOLDER

The amount due from stockholder is unsecured and due on demand. There was no interest charged on this loan.

NOTE 7 - SECURITIES NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly traded market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 8 - COMMITMENTS

The Company has an agreement to lease office space under an operating lease expiring on October 31, 2008.

Four Months	$ 9,800

NOTE 9 - BENEFIT PLANS

The company has a defined contribution plan covering qualified employees. The plan provides for contributions by the company, that are based on the employee wages, covered compensation and length of service.

NOTE 10 - NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At June 30, 2008, the Company had net capital of $126,009, in excess of its requirement of $100,000.

SUPPLEMENTARY INFORMATION

BROCKINGTON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2008

Computation of Net Capital:

1.	Total Ownership Equity	$ 910,572
2.	Less: Ownership Equity not allowed for Net Capital	571,846
3.	Tentative net capital	338,726
3.	Less: Haircuts on Securities	112,717
4.	Net Capital	$ 226,009

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 6 2/3% Aggregate Indebtedness)	$ 21,264
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	226,009
5.	Excess Net Capital	$126,009

Computation of Aggregate Indebtedness

6.	Total Liabilities	$318,941
7.	Non Aggregate Indebtedness	-
		$ 318,941

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED JUNE 30, 2008

Audited Net Capital	$ 226,009
Net Capital per Focus Part IIA	172,736
Difference	$ 53,273

Decrease in non-allowable assets	$ 47,797
Increase in haircuts	1,567
Audit adjustments	3,909
	$ 53,273

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

August 18, 2008

To the Stockholders of Brockington Securities, Inc.
Ronkonkoma, New York

I have audited the financial statements of Brockington Securities, Inc. for the year ended June 30, 2008, and have issued my report on thereon dated August 13, 2008. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brockington Securities, Inc., that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule I 7a.5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, I have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, a projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Brockington Securities, Inc.taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Brockington Securities, Inc. for the year ended June 30, 2008 and this report does not effect our report thereon dated August 13, 2008.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe tbat the Company's practices and procedures were adequate at June 30, 2008, to meet the Commission's objectives and nothing came to my attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Very truly yours,

Michael Damsky, C.P.A.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
August 18, 2008

END